June 6, 2013

United States Securities and Exchange Commission

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	Global Tech Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 1, 2013
File No. 333-186460

Dear Ms. Mills-Apenteng:

We have received and read your letter dated May 24, 2013, regarding the above referenced matter.  Please be informed that we have caused to be prepared and filed an amended registration statement on Form S-1/Amendment Number 2, in response to the comments specified in your letter.  Additionally, the purpose of this letter is to also respond, in writing, to those comments.

Cover Page

Comment:

1.
Please revise the cover page to more specifically address the “no minimum” structure of the transaction. In this regard, the cover page disclosure should reflect not only the possibility that all of the shares may not be sold, but should also discuss the possibility that the amount raised may be minimal and may not even cover the costs of the offering. It appears that you should also include a separate risk factor addressing this risk.

Response:

Please note, we have revised the cover page to more specifically address the “no-minimum” structure of the transaction. In that regard, the cover page disclosure now specifies not only the possibility that all of the offered shares may not be sold, but, also, specifies the possibility that the amount raised may be minimal and may not even be enough to pay the costs of the offering. Additionally, please note, we have included a separate risk factor specifying the attendant risk.

United States Securities and Exchange Commission
June 6, 2013

Prospectus Summary

Jumpstart Our Business Startups Act, page 3

2.
We refer to your response to prior comment 12. Please expand your disclosure to state that in addition to those situations listed in your document, you may also cease to qualify as an emerging growth company on the date on which you are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act.

Response:

Please note, we have expanded our disclosure to include that we may cease to qualify as an emerging growth company on the date that we are deemed to be a “large accelerated filer” as in defined in Rules 12B-2 of the Exchange Act.

The Offering, page 4

3.
Please include a line item addressing Offering Costs and clarify that the costs associated with this offering total approximately $22,500. Explain further that a portion of the offering costs were funded through other means and that the proceeds from the offering will be used to pay only a portion ($5,000) of the offering costs.

Response:

Please note, we have included a line item addressing offering costs, and we have clarified that the costs associated with the offering total approximately $22,500. Additionally, we have disclosed that a portion of the offering costs were funded by other means and proceeds of the offering will be used to pay only a portion ($5,000) of the offering cost.

Comment:

Management’s and Discussion and Analysis of Financial Condition and Results of Operations

Proposed Milestones to implement Business Operations, page 34

4.
You state that for the first four to six months you have budgeted approximately $3,000 for developing your online marketing website in each of the four presentations in the Use of Proceeds. In your 12-Month Growth Strategy and Milestones disclosure on page 30, however, it appears that you have budgeted $4,000 for this amount in the event you sell 100% of the shares in this offering. Please revise to address this apparent inconsistency and ensure that your disclosure is consistent throughout.

United States Securities and Exchange Commission
June 6, 2013

Response:

Please note, we have revised this disclosure to eliminate the inconsistency. Additionally, we have ensured that our disclosure is consistent throughout the registration statement.

Comment:

Exhibit Index, page 47

Exhibit 23.1

5.
It appears that you have no provided an updated consent from your independent registered public accounting firm. Please provide an updated consent in your next amendment. Refer to Item 16 of Form S-1 and Item 601 Regulation S-K.

Response:

Please note, we have included an updated consent of our registered public accounting firm.

Comment:

Condensed Balance Sheets, page F-3

6.
Your disclosure on page 37 indicated that your President lent an additional $1,350 to the Company on December 23, 2012. It does not appear that this loan is included on your balance sheet as of January 31, 2013 or your statement of cash flows for the same period on page F-6. Please advise. In addition, please disclose this loan in your related party transactions footnote on page F-11.

Response:

Please note, we have revised the disclosure to specify that our president lent us an additional $1,500 on February 21, 2013. Additionally, we have revised the applicable sections of the registration statement to revise the amount and date of that loan.

United States Securities and Exchange Commission
June 6, 2013

Comment:

Notes to Financial Statements

Note 8. Subsequent Events, page F-25

7.
We note your response to prior comment 31. It does not appear that a date has been provided in this footnote. Please disclose the date through which subsequent events have be evaluated. Similar concerns apply to your subsequent events footnote disclosure on page F-10. Refer to FASB ASC 855-10-50.

Response:

Subsequent events have been evaluated through May 31, 2013.  A footnote disclosing the evaluation of subsequent events can be found within the April 30, 2013 financial statements on page F-10.

We hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
June 6, 2013

Finally, hopefully, you will determine that the provisions of this letter and the amended registration statement are responsive to those comments specified in your letter dated May 24, 2013.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Global Tech Solutions, Inc.

/s/ Kenneth Johnson
By:     Kenneth Johnson, President